 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of August, 2019

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

2nd Floor West Wing, Lansdowne House

57 Berkeley Square

London, W1J 6ER

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

•	Press release dated August 23, 2019 welcoming the Canadian decision to maintain anti-dumping and countervailing duties on silicon metal imports from China.

Ferroglobe Welcomes Canadian Decision to Maintain Anti-dumping and Countervailing Duties on Silicon Metal imports from China

LONDON, Aug. 23, 2019 (GLOBE NEWSWIRE) -- Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe” or the “Company”) welcomes the decision by the Canadian International Trade Tribunal (CITT) to continue its anti-dumping/countervailing duty (“AD/CVD”) finding in respect of imports of silicon metal from China for a further 5-year period.

The original finding was made in November 2013 and resulted from a complaint filed jointly by the sole Canadian producer of silicon metal, Quebec Silicon Limited Partnership, and its marketing affiliate QSIP Canada ULC, both subsidiaries of the Company.

The anti-dumping duties range from 47% to 235% and the countervailing duties range from RMB 1,460/MT to RMB 1,945/MT and have been in effect since 2013.

These duties have allowed Quebec Silicon Limited Partnership and QSIP Canada ULC to re-establish their position as a viable supplier to the Canadian market.

Ferroglobe’s Chief Executive Officer, Pedro Larrea commented, “This decision by the CITT preserves our investments and better enables our workers to enjoy a stable work environment and fair wages.  It is important that Ferroglobe continues to evaluate and pursue such trade cases to ensure that we compete with foreign producers on a level playing field. We appreciate the dedicated work of the Canadian trade authorities and look forward to working with our Canadian customers and supporting their growth.”

The CITT’s full decision and reasons can be found at: https://decisions.citt-tcce.gc.ca/citt-tcce/a/en/item/420376/index.do.

About Ferroglobe

Ferroglobe is one of the world’s leading suppliers of silicon metal, silicon-based and manganese-based specialty alloys and other ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

INVESTOR CONTACT:

Gaurav Mehta

EVP – Investor Relations

Email: investor.relations@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2019
FERROGLOBE PLC

by	/s/ Pedro Larrea Paguaga
Name: Pedro Larrea Paguaga
Title: Chief Executive Officer (Principal Executive Officer)